FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 11, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: May 11, 2005

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual Meeting of holders of trust units of Paramount Energy Trust held May 9, 2005 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote

1.	Ordinary resolution to re-appoint Computershare Trust Company of Canada as trustee of Paramount Energy Trust.	Resolution Approved
2.	Ordinary resolution to instruct Computershare Trust Company of Canada as Trustee of Paramount Energy Trust to fix the number of directors of Paramount Energy Operating Corp. to be elected at six (6).	Resolution Approved
3.

Ordinary resolution to instruct Computershare Trust Company of Canada as to the election of directors of Paramount Energy Operating Corp. for the ensuing year or until their successors are duly elected or appointed, as described in the information circular of Paramount Energy Trust dated March 28, 2005 (the "Information Circular").

Resolution Approved
4.	Ordinary resolution to approve the appointment of KPMGLLP as auditors of Paramount Energy Operating Corp. to hold office until the next annual meeting of unitholders.	Resolution Approved

Dated at Calgary, Alberta this _____ day of May, 2005.

PARAMOUNT ENERGY OPERATING CORP.

In its capacity as Administrator of

PARAMOUNTENERGY TRUST

Per:       (signed) "Jane Peck Hay"

        Jane Peck Hay
      General Counsel & Corporate Secretary